The Real Brokerage Inc. Surpasses the 2,000 Real Estate Agent Milestone

NEWS PROVIDED BY
The Real Brokerage Inc.
Apr 23, 2021, 07:47 ET

TORONTO and NEW YORK, April 23, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, today announced it has surpassed the milestone of 2,000 real estate agents in its national network. This represents a 90 percent growth in Real's agent count since April 2020.

In the past 12 months, Real has commenced trading its common shares on the TSX Venture Exchange and OTCQX Best Market, launched an agent stock incentive plan, and broadened its brokerage operations to 27 states including the recently added states of Alaska, Ohio, Utah, Oklahoma, Wisconsin, Kansas and Hawaii. The company is focused on building a new model of national real estate brokerage that dispenses with franchise fees and brick-and-mortar ofﬁces and provides agents with an attractive commission structure, innovative tools and technology and additional ﬁnancial opportunities.

We are thrilled that our mission is making an impact and attracting an increasing number of amazing agents to Real.

"We believe that trusted real estate agents are central to home buyers and sellers as they navigate one of the most complex and stressful transactions in their lives," said Tamir Poleg, CEO and co- founder of Real. "That is why Real is focused on supporting agents with ﬁnancial opportunities, technology and an open and transparent culture that helps them build the future together with their clients. We are thrilled that this mission is making an impact and attracting an increasing number of amazing agents to Real."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 27 U.S. states and the District of Columbia. Real is building the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@ joinreal.com

917-922-7020

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking information in this press release includes, without limiting the foregoing, information relating to the growth of Real agents, agent incentives and commissions, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links
https://www.joinreal.com